Exhibit 99.1

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exhchage: GG
(All amounts in US dollars unless otherwise indicated)

GOLDCORP COMPLETES ACQUISITION OF
70% INTEREST IN EL MORRO PROJECT

VANCOUVER, British Columbia, February 16, 2010 – Goldcorp Inc. (TSX: G; NYSE: GG) today announced the acquisition of a 70% interest in the El Morro project, an advanced stage copper-gold project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar. On a 100% basis, El Morro contains proven and probable reserves of 6.7 million ounces of gold and 5.7 billion pounds of copper(1).

The acquisition was completed pursuant to the Acquisition Funding Agreement between Goldcorp and New Gold Inc. (“New Gold”) dated January 6, 2010 (the “Agreement”). Goldcorp loaned $463 million to a New Gold subsidiary to fund the acquisition of the 70% interest from Xstrata Chile S.A., the former owner of the interest, pursuant to the exercise by the New Gold subsidiary of its right of first refusal.  Following the closing of the purchase of Xstrata Chile’s 70% interest by New Gold’s subsidiary, a Goldcorp subsidiary acquired that interest. Goldcorp also transferred $50 million to New Gold as provided in the Agreement.  With the completion of these transactions, El Morro is now owned 70% by a Goldcorp subsidiary and 30% by a New Gold subsidiary. The parties also amended the El Morro Shareholders Agreement to provide that Goldcorp will advance 100% of New Gold’s share of funding requirements for the development and construction of the El Morro project through commercial production. Such funding will be provided as interest-bearing loans and will be repaid from the company’s share of production from the El Morro project.  Goldcorp is now the operator of El Morro and its transition team will immediately begin work to continue progress toward project development.

“El Morro is a world-class project with low cash costs and great organic growth potential in one of the best mining jurisdictions in the Americas,” said Chuck Jeannes, Goldcorp

President and Chief Executive Officer.  “The foundation of Goldcorp’s peer-leading growth profile was built on mines possessing these very attributes. With one of the strongest balance sheets in the industry and a project team fresh from building one of the largest new mines in the world, we are well-positioned to advance development of El Morro.   We look forward to working with New Gold to develop this project for the benefit of the shareholders of both companies.  El Morro, along with Cochenour in Ontario, Éléonore in Quebec and Noche Buena and Camino Rojo near Peñasquito in Mexico, forms the basis of an unrivalled pipeline of high-quality gold projects designed to further extend and supplement our growth over the long term.”

Goldcorp’s financial advisors are GMP Securities L.P. and its legal advisors are Cassels Brock & Blackwell LLP in Canada and Prieto & Cía. in Chile.

(1) El Morro’s mineral reserves are reported as of March 31, 2008. Mineral reserves have been calculated based on a gold price of $500/oz, a copper price of US$1.25/lb and a cut-off of 0.30% copper-equivalent (“EqCu”) where: EqCu(%) = Cu(%) + 0.592 x Au (g/t)  and  Cu(%) = percent copper and Au(g/t) = grams per tonne gold. The qualified person as defined under NI43-101 is Mr. Richard J. Lambert, P.E and formerly Principal Mining Engineer for Pincock, Allen & Holt Inc., currently Executive VP with Scott Wilson Roscoe Postle Associates.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions;  risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com and Form 40-F for the year ended December 31, 2008 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
(604) 696-3074
Fax:  (604) 696-3001
Email:  info@goldcorp.com
Website:  www.goldcorp.com